# Dreyfus Premier Japan Fund

Seeks long–term capital growth
by investing in stocks of Japanese companies

**PROSPECTUS** March 1, 2004



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

# Contents

## The Fund

## Your Investment

## For More Information

*See back cover.*

# The Fund



## GOAL/APPROACH

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of Japanese companies. The fund's investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, the portfolio manager identifies and forecasts: key trends in economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as the impact of new technologies and the globalization of industries and brands; relative values of equity securities, bonds and cash; company fundamentals and long-term trends in currency movements.

Within markets and sectors determined to be relatively attractive, the portfolio manager seeks what are believed to be attractively priced companies that possess a sustainable competitive advantage in their market or sector. The portfolio manager generally will sell securities when themes or strategies change or when the portfolio manager determines that a company's prospects have changed or that its stock is fully valued by the market.

Many of the securities in which the fund invests are denominated in yen. To protect the fund against potential depreciation of the yen versus the U.S. dollar, the portfolio manager may, at times, engage in currency hedging.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy. The fund also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

### Concepts to understand

**Japanese companies:** companies (i) that are organized under the laws of Japan; (ii) whose principal securities trading market is Japan; or (iii) with a majority of their assets or business in Japan.

**Currency hedging:** the value of the yen can fluctuate significantly relative to the U.S. dollar and potentially result in losses for investors. To help offset such declines, the fund, at its discretion, may employ certain techniques designed to reduce the fund's foreign currency exposure. Generally, this involves buying options, futures, or forward contracts relating to the foreign currency.



## MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Foreign investment risk.* The fund's performance will be influenced by political, social and economic factors affecting investments in Japanese companies. Special risks associated with investments in Japanese companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, a lack of comprehensive company information, political instability and differing auditing and legal standards. Each of those risks would result in more volatility for the fund while investments in all Japanese companies are subject to those risks. The fund's concentration in Japanese securities could cause the fund's performance to be more volatile than that of more geographically diversified funds.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Each of these risks could increase the fund's volatility.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Market sector risk.* The fund may overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Leveraging risk.* The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, will magnify the fund's gains or losses.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

- *Short sale risk.* The fund may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the fund.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

## Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in the securities of U.S. issuers, U.S. Treasury securities and other money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



## PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows changes in the fund's Class A performance from year to year. Sales loads are not reflected in the bar chart; if they were, the returns shown would have been lower. The table shows the fund's average annual total returns compared to those of the Morgan Stanley Capital International (MSCI) Japan Index, a broad measure of Japanese stock market performance. These returns include the fund's applicable sales loads. All returns shown assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

### Average annual total returns *as of 12/31/03*

| Share class/ inception date | 1 Year | Since inception |
|---|---|---|
| **Class A** (12/15/99) *returns before taxes* | 33.24% | -6.95% |
| **Class A** *returns after taxes on distributions* | 33.24% | -7.14% |
| **Class A** *returns after taxes on distributions and sale of fund shares* | 21.61% | -5.91% |
| **Class B** (12/15/99) *returns before taxes* | 36.15% | -6.79% |
| **Class C** (12/15/99) *returns before taxes* | 39.15% | -6.33% |
| **Class R** (12/15/99) *returns before taxes* | 41.68% | -5.37% |
| **Class T** (12/15/99) *returns before taxes* | 34.50% | -6.91% |
| **MSCI Japan Index** *reflects no deduction for fees, expenses or taxes* | 35.91% | -9.78%* |

\* *For comparative purposes, the value of the index on 11/30/99 is used as the beginning value.*

### What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



**Year-by-year total returns** *as of 12/31 each year (%)*
**Class A shares**

41.40
-9.62
-27.60
-15.10

94   95   96   97   98   99   00   01   02   03

| Best Quarter: | Q1 '00 | +32.91% |
|---|---|---|
| Worst Quarter: | Q3 '01 | -14.90% |



## EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

### Fee table

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| **Shareholder transaction fees** *(fees paid from your account)* | | | | | |
| Maximum front-end sales charge on purchases | | | | | |
| *% of offering price* | 5.75 | none | none | none | 4.50 |
| Maximum contingent deferred sales charge (CDSC) | | | | | |
| *% of purchase or sale price, whichever is less* | none* | 4.00 | 1.00 | none | none* |
| **Annual fund operating expenses** *(expenses paid from fund assets)* | | | | | |
| *% of average daily net assets* | | | | | |
| Management fees | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Rule 12b-1 fee | none | 0.75 | 0.75 | none | 0.25 |
| Shareholder services fee | 0.25 | 0.25 | 0.25 | none | 0.25 |
| Other expenses | 3.87 | 3.75 | 3.49 | 4.25 | 2.69 |
| **Total annual fund operating expenses** | 5.12 | 5.75 | 5.49 | 5.25 | 4.19 |
| Fee waiver and/or expense reimbursements | (2.87) | (2.75) | (2.49) | (3.25) | (1.69) |
| **Net operating expenses**** | 2.25 | 3.00 | 3.00 | 2.00 | 2.50 |

\* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

\*\* *Dreyfus has agreed, until October 31, 2004, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses, commitment fees on borrowings, shareholder services fees and Rule 12b-1 fees) do not exceed 2.00%.*

### Expense example

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class A** | $790 | $1,780 | $2,769 | $5,228 |
| **Class B** | | | | |
| *with redemption* | $703 | $1,767 | $2,814 | $5,188*** |
| *without redemption* | $303 | $1,467 | $2,614 | $5,188*** |
| **Class C** | | | | |
| *with redemption* | $403 | $1,417 | $2,521 | $5,233 |
| *without redemption* | $303 | $1,417 | $2,521 | $5,233 |
| **Class R** | $203 | $1,282 | $2,355 | $5,015 |
| **Class T** | $692 | $1,519 | $2,359 | $4,520 |

\*\*\* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. Because actual returns and expenses will be different, the example is for comparison only.

### Concepts to understand

**Management fee:** the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

**Rule 12b-1 fee:** the fee paid to the fund's distributor for financing the sale and distribution of Class B, Class C and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

**Shareholder services fee:** the fee paid to the fund's distributor for shareholder account service and maintenance.

**Other expenses:** fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees.



## MANAGEMENT

The fund's investment adviser is The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $166 billion in approximately 200 mutual fund portfolios. For the past fiscal year, Dreyfus waived its annual management fee of 1.00% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation, a global financial services company with approximately $3.5 trillion of assets under management, administration or custody, including approximately $657 billion under management. Mellon provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon is headquartered in Pittsburgh, Pennsylvania.

Dreyfus has engaged its affiliate, Newton Capital Management Limited, to serve as the fund's sub-investment adviser. Newton, located at 71 Queen Victoria Street, London, EC4V 4DR, England, was formed in 1978 and is a wholly owned subsidiary of Newton Investment Management Limited, itself a wholly owned subsidiary of Mellon Bank, N.A. As of December 31, 2003, Newton Investment Management Limited and its subsidiaries, managed approximately $38 billion in assets.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Miki Sugimoto has been the fund's primary portfolio manager since the fund's inception. Ms. Sugimoto has been employed by Newton since 1995 and serves as a director of investment management (Japanese equities).

The fund, Dreyfus, Newton and Dreyfus Service Corporation (the fund's distributor) have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. Each of the Dreyfus and Newton code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the respective code's preclearance and disclosure procedures. The primary purpose of the respective code is to ensure that personal trading by Dreyfus or Newton employees does not disadvantage any fund managed by Dreyfus or Newton, as the case may be.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, N.A., The Dreyfus Corporation, Founders Asset Management LLC, and the directors of all or substantially all of the Dreyfus Funds and the Dreyfus Founders Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, recission of the advisory contracts, an accounting and restitution of any lawful fees, as well as an award of attorneys' fees and litigation costs. These actions will be defended vigorously, and we believe they are totally without merit.



# FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | | | | Year Ended October 31, | | |
|---|---|---|---|---|---|
| **Class A** | | | **2003** | 2002 | 2001 | 2000[1] |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | | 6.91 | 8.91 | 12.35 | 12.50 |
| Investment operations: | Investment (loss) − net[2] | | (.08) | (.09) | (.16) | (.17) |
| | Net realized and unrealized gain (loss) on investments | | 2.88 | (1.91) | (3.03) | .02 |
| Total from investment operations | | | 2.80 | (2.00) | (3.19) | (.15) |
| Distributions: | Dividends from net realized gain on investments | | – | – | (.25) | – |
| Net asset value, end of period | | | 9.71 | 6.91 | 8.91 | 12.35 |
| Total Return (%)[3] | | | 40.52 | (22.53) | (26.30) | (1.12)[4] |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | | 2.25 | 2.25 | 2.25 | 2.00[4] |
| Ratio of net investment (loss) to average net assets | | | (1.07) | (1.27) | (1.53) | (1.24)[4] |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | | 2.87 | 5.24 | 3.07 | 5.48[4] |
| Portfolio turnover rate | | | 167.13 | 218.85 | 207.26 | 327.77[4] |
| Net assets, end of period ($ x 1,000) | | | 2,380 | 977 | 373 | 507 |

[1] From December 15, 1999 (commencement of operations) to October 31, 2000.
[2] Based on average shares outstanding at each month end.
[3] Exclusive of sales charge.
[4] Not annualized.

| | | | | Year Ended October 31, | | |
|---|---|---|---|---|---|
| **Class B** | | | **2003** | 2002 | 2001 | 2000[1] |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | | 6.76 | 8.79 | 12.27 | 12.50 |
| Investment operations: | Investment (loss) − net[2] | | (.13) | (.17) | (.23) | (.26) |
| | Net realized and unrealized gain (loss) on investments | | 2.79 | (1.86) | (3.00) | .03 |
| Total from investment operations | | | 2.66 | (2.03) | (3.23) | (.23) |
| Distributions: | Dividends from net realized gain on investments | | – | – | (.25) | – |
| Net asset value, end of period | | | 9.42 | 6.76 | 8.79 | 12.27 |
| Total Return (%)[3] | | | 39.35 | (23.18) | (26.74) | (1.84)[4] |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | | 3.00 | 3.00 | 3.00 | 2.64[4] |
| Ratio of net investment (loss) to average net assets | | | (1.81) | (2.18) | (2.27) | (1.88)[4] |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | | 2.75 | 5.02 | 3.07 | 5.59[4] |
| Portfolio turnover rate | | | 167.13 | 218.85 | 207.26 | 327.77[4] |
| Net assets, end of period ($ x 1,000) | | | 978 | 252 | 297 | 404 |

[1] From December 15, 1999 (commencement of operations) to October 31, 2000.
[2] Based on average shares outstanding at each month end.
[3] Exclusive of sales charge.
[4] Not annualized.

| Class C | | Year Ended October 31, | | | |
|---|---|---|---|---|---|
| | | **2003** | 2002 | 2001 | 2000[1] |
| **Per-Share Data ($):** | | | | | |
| Net asset value, beginning of period | | 6.76 | 8.79 | 12.27 | 12.50 |
| Investment operations: | Investment (loss) − net[2] | (.13) | (.17) | (.23) | (.26) |
| | Net realized and unrealized gain (loss) on investments | 2.78 | (1.86) | (3.00) | .03 |
| Total from investment operations | | 2.65 | (2.03) | (3.23) | (.23) |
| Distributions: | Dividends from net realized gain on investments | − | − | (.25) | − |
| Net asset value, end of period | | 9.41 | 6.76 | 8.79 | 12.27 |
| Total Return (%)[3] | | 39.20 | (23.18) | (26.74) | (1.84)[4] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | | 3.00 | 3.00 | 3.00 | 2.64[4] |
| Ratio of net investment (loss) to average net assets | | (1.82) | (2.21) | (2.27) | (1.88)[4] |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | 2.49 | 4.96 | 3.07 | 5.58[4] |
| Portfolio turnover rate | | 167.13 | 218.85 | 207.26 | 327.77[4] |
| Net assets, end of period ($ x 1,000) | | 1,831 | 338 | 290 | 397 |

[1] *From December 15, 1999 (commencement of operations) to October 31, 2000.*
[2] *Based on average shares outstanding at each month end.*
[3] *Exclusive of sales charge.*
[4] *Not annualized.*

| Class R | | Year Ended October 31, | | | |
|---|---|---|---|---|---|
| | | **2003** | 2002 | 2001 | 2000[1] |
| **Per-Share Data ($):** | | | | | |
| Net asset value, beginning of period | | 6.96 | 8.96 | 12.38 | 12.50 |
| Investment operations: | Investment (loss) − net[2] | (.06) | (.10) | (.13) | (.14) |
| | Net realized and unrealized gain (loss) on investments | 2.90 | (1.90) | (3.04) | .02 |
| Total from investment operations | | 2.84 | (2.00) | (3.17) | (.12) |
| Distributions: | Dividends from net realized gain on investments | − | − | (.25) | − |
| Net asset value, end of period | | 9.80 | 6.96 | 8.96 | 12.38 |
| Total Return (%) | | 40.80 | (22.41) | (26.01) | (.96)[3] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | | 2.00 | 2.00 | 2.00 | 1.75[3] |
| Ratio of net investment (loss) to average net assets | | (.83) | (1.18) | (1.27) | (.99)[3] |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | 3.25 | 5.08 | 3.07 | 5.56[3] |
| Portfolio turnover rate | | 167.13 | 218.85 | 207.26 | 327.77[3] |
| Net assets, end of period ($ x 1,000) | | 439 | 280 | 321 | 435 |

[1] *From December 15, 1999 (commencement of operations) to October 31, 2000.*
[2] *Based on average shares outstanding at each month end.*
[3] *Not annualized.*

| Class T | | 2003 | 2002 | 2001 | 2000[1] |
|---|---|---|---|---|---|
| | | | | *Year Ended October 31,* | |
| **Per-Share Data ($):** | | | | | |
| Net asset value, beginning of period | | 6.86 | 8.87 | 12.33 | 12.50 |
| Investment operations: | Investment (loss) – net[2] | (.12) | (.13) | (.18) | (.19) |
| | Net realized and unrealized gain (loss) on investments | 2.86 | (1.88) | (3.03) | .02 |
| Total from investment operations | | 2.74 | (2.01) | (3.21) | (.17) |
| Distributions: | Dividends from net realized gain on investments | – | – | (.25) | – |
| Net asset value, end of period | | 9.60 | 6.86 | 8.87 | 12.33 |
| Total Return (%)[3] | | 39.94 | (22.75) | (26.45) | (1.36)[4] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | | 2.50 | 2.50 | 2.50 | 2.18[4] |
| Ratio of net investment (loss) to average net assets | | (1.31) | (1.68) | (1.77) | (1.42)[4] |
| Decrease reflected in above expense ratio due to undertakings by Dreyfus | | 1.69 | 5.05 | 3.07 | 5.57[4] |
| Portfolio turnover rate | | 167.13 | 218.85 | 207.26 | 327.77[4] |
| Net assets, end of period ($ x 1,000) | | 2,633 | 225 | 290 | 395 |

[1] *From December 15, 1999 (commencement of operations) to October 31, 2000.*

[2] *Based on average shares outstanding at each month end.*

[3] *Exclusive of sales charge.*

[4] *Not annualized.*

# Your Investment



## ACCOUNT POLICIES

**The Dreyfus Premier Funds** are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described herein. In addition, such third parties may receive payments from Dreyfus in connection with their offering of fund shares to their customers, or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the fund instead of other mutual funds where such payments are not received. Consult a representative of your plan or financial institution for further information.

**You will need to choose a share class** before making your initial investment. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. In making your choice, you should consider how much you plan to invest and how long you plan to hold your investment, then weigh the impact of all potential costs over the length of your investment, including sales charges and annual fees. For example, in some cases, it may be more economical to pay an initial sales charge than to choose a class with no initial sales charge but higher annual fees and a contingent deferred sales charge (CDSC). Your financial representative can help you choose the share class that is appropriate for you.

Reduced Class A and Class T sales charge

---

**Letter of intent:** lets you purchase Class A and Class T shares over a 13-month period at the same sales charge as if all shares had been purchased at once.

**Right of accumulation:** when calculating your sales charge on Class A or Class T shares, you may take into account the value of any shares you own in this fund or in certain other Dreyfus Premier Funds or Dreyfus Founders Funds. For any such right of accumulation to be make available, at the time of purchase you must provide sufficient information to permit the confirmation of qualification.

*Consult the Statement of Additional Information (SAI) or your financial representative for more details.*

---

- **Class A** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and/or have a longer-term investment horizon. If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares.
- **Class B** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a longer-term investment horizon.
- **Class C** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a shorter-term investment horizon.
- **Class R** shares are designed for eligible institutions and their clients (individuals may not purchase these shares directly).
- **Class T** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and have a shorter-term investment horizon. However, if you invest $1 million or more in the fund, you should buy Class A shares, regardless of your investment horizon, because Class A has lower expenses than Class T.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

## Share class charges

**Each share class** has its own fee structure. In some cases, you may not have to pay a sales charge or may qualify for a reduced sales charge to buy or sell shares. Consult your financial representative or the SAI to see if this may apply to you.

### Sales charges

**Class A and Class T − charged when you buy shares**

| Your investment | Sales charge deducted as a % of offering price | | Sales charge as a % of your net investment | |
|---|---|---|---|---|
| | Class A | Class T | Class A | Class T |
| Up to $49,999 | 5.75% | 4.50% | 6.10% | 4.70% |
| $50,000 − $99,999 | 4.50% | 4.00% | 4.70% | 4.20% |
| $100,000 − $249,999 | 3.50% | 3.00% | 3.60% | 3.10% |
| $250,000 − $499,999 | 2.50% | 2.00% | 2.60% | 2.00% |
| $500,000 − $999,999 | 2.00% | 1.50% | 2.00% | 1.50% |
| $1 million or more* | 0.00% | 0.00% | 0.00% | 0.00% |

* A 1.00% CDSC may be charged on any shares sold within one year of purchase (except shares bought through dividend reinvestment).

Class T shares also carry an annual Rule 12b-1 fee of 0.25% of the class's average daily net assets.

**Class B − charged when you sell shares**

| Years since purchase was made | CDSC as a % of your initial investment or your redemption (whichever is less) |
|---|---|
| Up to 2 years | 4.00% |
| 2 − 4 years | 3.00% |
| 4 − 5 years | 2.00% |
| 5 − 6 years | 1.00% |
| More than 6 years | Shares will automatically convert to Class A |

Class B shares also carry an annual Rule 12b-1 fee of 0.75% of the class's average daily net assets.

**Class C − charged when you sell shares**

A 1.00% CDSC is imposed on redemptions made within the first year of purchase. Class C shares also carry an annual Rule 12b-1 fee of 0.75% of the class's average daily net assets.

**Class R − no sales load or Rule 12b-1 fees**

## Buying shares

**The net asset value (NAV)** of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued based on market value or, where market quotations are not readily available, based on fair value as determined in good faith by the fund's board. Foreign securities held by the fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund shareholders may not be able to buy or sell fund shares.

**Orders to buy and sell shares** received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

### Minimum investments

| | Initial | Additional |
|---|---|---|
| **Regular accounts** | $1,000 | $100; $500 *for Dreyfus TeleTransfer investments* |
| **Traditional IRAs** | $750 | **no minimum** |
| **Spousal IRAs** | $500 | **no minimum** |
| **Roth IRAs** | $750 | **no minimum** |
| **Education Savings Accounts** | $500 | **no minimum** *after the first year* |

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

## Selling shares

**You may sell (redeem) shares at any time.** Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

**To keep your CDSC as low as possible**, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

**Before selling shares recently purchased** by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

## Limitations on selling shares by phone or online

| Proceeds sent by | Minimum phone/online | Maximum phone/online |
|---|---|---|
| **Check**\* | **no minimum** | **$250,000** *per day* |
| **Wire** | **$1,000** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |
| **Dreyfus TeleTransfer** | **$500** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |

\* *Not available online on accounts whose address has been changed within the last 30 days.*

## Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

**A signature guarantee** helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

## Concepts to understand

**Net asset value (NAV):** the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

### General policies

**Unless you decline teleservice privileges** on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

**The fund reserves the right to:**

- refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group who, in the fund's view, is likely to engage in excessive trading (usually defined as more than four purchases/redemptions or exchanges (so-called roundtrips) during any twelve-month period)
- refuse any purchase or exchange request in excess of 1% of the fund's total assets
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)

The fund also reserves the right to make a "redemption in kind" — payment in portfolio securities rather than cash — if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets).

### Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



## DISTRIBUTIONS AND TAXES

**The fund earns dividends, interest** and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

**Distributions paid by the fund** are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

**High portfolio turnover** and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

**If you buy shares of a fund when the fund** has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



## SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

### Automatic services

**Buying or selling shares automatically** is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

| For investing | |
|---|---|
| **Dreyfus Automatic Asset Builder®** | For making automatic investments from a designated bank account. |
| **Dreyfus Payroll Savings Plan** | For making automatic investments through a payroll deduction. |
| **Dreyfus Government Direct Deposit Privilege** | For making automatic investments from your federal employment, Social Security or other regular federal government check. |
| **Dreyfus Dividend Sweep** | For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs). |

| For exchanging shares | |
|---|---|
| **Dreyfus Auto-Exchange Privilege** | For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds. |

| For selling shares | |
|---|---|
| **Dreyfus Automatic Withdrawal Plan** | For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal. |

### Exchange privilege

**You can exchange shares worth $500 or more** (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

### Dreyfus TeleTransfer privilege

**To move money between your bank account** and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

### Reinvestment privilege

**Upon written request, you can reinvest** up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

### Account statements

**Every fund investor** automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 ─In Writing ─────────────────────────────────

**TO OPEN AN ACCOUNT**

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 ─By Telephone ───────────────────────────────

**TO OPEN AN ACCOUNT**

**Wire**  Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900403330
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900403330
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.

**Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

**TO SELL SHARES**

**Wire**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

**Dreyfus TeleTransfer**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

**Check**  Call us or your financial representative to request your transaction. A check will be sent to the address of record.

---

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

**Concepts to understand**

**Wire transfer:** for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

**Electronic check:** for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

Online (www.dreyfus.com)

| | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus Web site to request your transaction. | **Wire** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. |
|---|---|---|
| | | **Dreyfus TeleTransfer** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. |
| | | **Check** Visit the Dreyfus Web site to request your transaction. A check will be sent to the address of record. |

Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. |
|---|---|---|
| | | Be sure to maintain an account balance of $5,000 or more. |

# INSTRUCTIONS FOR **IRAS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

## In Writing

**TO OPEN AN ACCOUNT**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies − Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

## By Telephone

**TO OPEN AN ACCOUNT**

_____

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900403330
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.

**TO SELL SHARES**

_____

## Automatically

**TO OPEN AN ACCOUNT**

_____

**TO ADD TO AN ACCOUNT**

**All services**  Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

**TO SELL SHARES**

**Systematic Withdrawal Plan**  Call us to request instructions to establish the plan.

---

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

NOTES

# For More Information

**Dreyfus Premier Japan Fund**
A series of Dreyfus Premier International Funds, Inc.
SEC file number: 811-6490

More information on this fund is available free upon request, including the following:

### Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

### Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (and is legally considered part of this prospectus).

## To obtain information:

**By telephone**
Call your financial representative or 1-800-554-4611

**By mail**  Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**On the Internet**  Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

# Dreyfus Premier
# Greater China Fund

Seeks long-term capital appreciation
by investing in the Greater China region

**PROSPECTUS** March 1, 2004



YOU, YOUR ADVISOR AND

**Dreyfus**®
A MELLON FINANCIAL COMPANY℠

# Contents

## For More Information

*See back cover.*

## Dreyfus Premier Greater China Fund

Ticker Symbols  **Class A: DPCAX**
**Class B: DPCBX**
**Class C: DPCCX**
**Class R: DPCRX**
**Class T: DPCTX**

# The Fund



## GOAL/APPROACH

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of companies that (i) are principally traded in China, Hong Kong or Taiwan (Greater China), (ii) derive at least 50% of their revenues from Greater China, or (iii) have at least 50% of their assets in Greater China. The fund's investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

To determine where the fund will invest, the portfolio managers analyze several factors, including:

o economic and political trends in Greater China

o the current financial condition and future prospects of individual companies and sectors in the region

o the valuation of one market or company relative to that of another

The portfolio manager generally seeks companies with accelerated earnings outlooks and whose share prices appear to be reasonably valued relative to their growth potential. Characteristics of such companies include high-quality management with a commitment to increasing shareholder value, strong earnings momentum with consistent free cash flow generation, sound business fundamentals and long-term vision. Generally, the companies in which the fund invests are leaders in their respective industries, with strong recognition.

Many of the securities in which the fund invests are denominated in foreign currencies. To protect the fund against potential depreciation of the region's currencies versus the U.S. dollar, the fund may engage in currency hedging.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy. The fund also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

### Concepts to understand

**Currency hedging:** the value of foreign currencies can fluctuate significantly relative to the U.S. dollar and potentially result in losses for investors. To help offset such declines, the fund, at its discretion, may employ certain techniques designed to reduce the fund's foreign currency exposure. Generally, this involves buying options, futures, or forward contracts relating to the foreign currency.



## MAIN RISKS

The fund's principal risks are discussed below. The stock and bond markets of the Greater China region, like those of other developing economies, have experienced significant volatility. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Foreign investment risk.* The fund's performance will be influenced by political, social and economic factors affecting investments in companies in the Greater China region. Special risks associated with investments in companies in the Greater China region include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage), a lack of comprehensive company information, differing auditing and legal standards, political instability and less diverse and mature economic structures. Inflation and rapid fluctuations in inflation and interest rates have had, and may continue to have, negative effects on the economies and securities markets of Greater China. In addition, investments in Taiwan could be adversely affected by its political and economic relationship with China. Each of these risks could increase the fund's volatility. The fund's concentration in securities of companies in the Greater China region could cause the fund's performance to be more volatile than that of more geographically diversified funds.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Each of these risks could increase the fund's volatility.

- *Emerging market risk.* Emerging markets, such as those of China and Taiwan, tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services

- *Growth stock risk.* Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Market sector risk.* The fund may overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Leveraging risk.* The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, will magnify the fund's gains or losses.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

- *Short sale risk.* The fund may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the fund.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

## Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in the securities of U.S. issuers, U.S. Treasury securities and other money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



## PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows changes in the fund's Class A performance from year to year. Sales loads are not reflected in the bar chart; if they were, the returns shown would have been lower. The table shows the fund's average annual total returns compared to those of the Hang Seng Index, a broad measure of Hong Kong stock market performance. These returns include the fund's applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance of each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

### Average annual total returns *as of 12/31/03*

| Share class/ Inception date | 1 Year | 5 Years | Since inception |
|---|---|---|---|
| **Class A** (5/12/98) *returns before taxes* | **61.01%** | **16.88%** | **14.50%** |
| **Class A** *returns after taxes on distributions* | **60.40%** | **14.41%** | **12.28%** |
| **Class A** *returns after taxes on distributions and sale of fund shares* | **39.70%** | **13.15%** | **11.22%** |
| **Class B** (5/12/98) *returns before taxes* | **65.57%** | **17.10%** | **14.70%** |
| **Class C** (5/12/98) *returns before taxes* | **68.56%** | **17.34%** | **14.81%** |
| **Class R** (5/12/98) *returns before taxes* | **71.52%** | **18.63%** | **16.06%** |
| **Class T** (3/1/00) *returns before taxes* | **63.09%** | – | **-2.23%** |
| **Hang Seng Index** *reflects no deduction for fees, expenses or taxes* | **41.79%** | **7.86%** | **6.79%*** |

*\* Based on life of Classes A, B, C and R. For comparative purposes, the value of the index on 4/30/98 is used as the beginning value.*

### What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



Year-by-year total returns *as of 12/31 each year (%)*
**Class A shares**

75.58    70.77    2.62    -13.42    -13.14

94  95  96  97  98  99  00  01  02  03

| Best Quarter: | Q4 '99 | +49.24% |
| Worst Quarter: | Q2 '00 | -26.12% |



## EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

### Fee table

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| **Shareholder transaction fees** *(fees paid from your account)* | | | | | |
| Maximum front-end sales charge on purchases | | | | | |
| *% of offering price* | 5.75 | none | none | none | 4.50 |
| Maximum contingent deferred sales charge (CDSC) | | | | | |
| *% of purchase or sale price, whichever is less* | none* | 4.00 | 1.00 | none | none* |
| **Annual fund operating expenses** *(expenses paid from fund assets)* | | | | | |
| *% of average daily net assets* | | | | | |
| Management fees | 1.25 | 1.25 | 1.25 | 1.25 | 1.25 |
| Rule 12b-1 fee | none | .75 | .75 | none | .25 |
| Shareholder services fee | .25 | .25 | .25 | none | .25 |
| Other expenses | 1.32 | 1.41 | 1.17 | 1.31 | 1.71 |
| **Total annual fund operating expenses** | 2.82 | 3.66 | 3.42 | 2.56 | 3.46 |
| Fee waiver and/or expense reimbursements | (.57) | (.66) | (.45) | (.64) | (1.10) |
| **Net operating expenses**** | 2.25 | 3.00 | 2.97 | 1.92 | 2.36 |

\* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

\*\* *Dreyfus has agreed, until October 31, 2004, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses, commitment fees on borrowings, shareholder services fees and Rule 12b-1 fees) do not exceed 2.00%.*

### Expense example

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class A** | $790 | $1,348 | $1,931 | $3,503 |
| **Class B** | | | | |
| *with redemption* | $703 | $1,360 | $2,037 | $3,518*** |
| *without redemption* | $303 | $1,060 | $1,837 | $3,518*** |
| **Class C** | | | | |
| *with redemption* | $400 | $1,009 | $1,741 | $3,673 |
| *without redemption* | $300 | $1,009 | $1,741 | $3,673 |
| **Class R** | $195 | $736 | $1,303 | $2,847 |
| **Class T** | $678 | $1,367 | $2,077 | $3,951 |

\*\*\* *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. Because actual returns and expenses will be different, the example is for comparison only.

### Concepts to understand

**Management fee:** the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of its operation.

**Rule 12b-1 fee:** the fee paid to the fund's distributor for financing the sale and distribution of Class B, C and T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

**Shareholder services fee:** the fee paid to the fund's distributor for shareholder account service and maintenance.

**Other expenses:** fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees.



## MANAGEMENT

The investment adviser for the fund is The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $166 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the effective annual rate of 0.69% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation, a global financial services company with approximately $3.5 trillion of assets under management, administration or custody, including approximately $657 billion under management. Mellon provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus has engaged Hamon U.S. Investment Advisors Limited (Hamon), located at 4310-4315 Jardine House, 1 Connaught Place, Central, Hong Kong, to serve as the fund's sub-investment adviser. Hamon is a registered investment adviser incorporated in Hong Kong. It is a wholly owned subsidiary of The Hamon Investment Group Pte Limited. Hamon, subject to Dreyfus' supervision and approval, provides investment advisory assistance and research and the day-to-day management of the fund's investments. Hamon, and its subsidiaries, provides investment management services and offers discretionary and advisory services for institutions, corporations and pension funds, as well as various mutual funds. As of December 31, 2003, Hamon had approximately $85 million under management.

Adrian Au, CFA, has been the fund's primary portfolio manager since September 2003. Since January 2003, Mr. Au has been a regional analyst covering Greater China for Hamon, the fund's sub-investment adviser. From March 2000 through July 2002, Mr. Au was an analyst for Morgan Stanley Dean Witter Asia Ltd., and from December 1998 through March 2000, he was an analyst for GK Goh Securities Ltd. From September 1994 through October 1998, Mr. Au was an analyst and investment manager for INVESCO Asia Ltd.

The fund, Dreyfus, Hamon and Dreyfus Service Corporation (the fund's distributor) have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. Each of the Dreyfus and Hamon code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the respective code's preclearance and disclosure procedures. The primary purpose of the respective code is to ensure that personal trading by Dreyfus or Hamon employees does not disadvantage any fund managed by Dreyfus or Hamon, as the case may be.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, N.A., The Dreyfus Corporation, Founders Asset Management LLC, and the directors of all or substantially all of the Dreyfus Funds and the Dreyfus Founders Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, recission of the advisory contracts, an accounting and restitution of any lawful fees, as well as an award of attorneys' fees and litigation costs. These actions will be defended vigorously, and we believe they are totally without



## FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| Class A | | **2003** | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| | | | | *Year Ended October 31,* | | |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 12.26 | 12.32 | 18.20 | 14.45 | 12.78 |
| Investment operations: | Investment income (loss) − net[1] | .10 | .09 | .03 | (.34) | .04 |
| | Net realized and unrealized gain (loss) on investments | 6.88 | (.11) | (1.24) | 4.26 | 1.75 |
| Total from investment operations | | 6.98 | (.02) | (1.21) | 3.92 | 1.79 |
| Distributions: | Dividends from investment income − net | (.06) | (.04) | − | (.11) | (.12) |
| | Dividends from net realized gain on investments | − | − | (4.67) | (.06) | − |
| Total distributions | | (.06) | (.04) | (4.67) | (.17) | (.12) |
| Net asset value, end of period | | 19.18 | 12.26 | 12.32 | 18.20 | 14.45 |
| Total Return (%)[2] | | 57.25 | (.19) | (10.04) | 27.06 | 14.18 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 2.25 | 2.25 | 2.25 | 2.25 | 2.25 |
| Ratio of net investment income (loss) to average net assets | | .68 | .61 | .19 | (1.46) | .34 |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | .57 | 1.55 | 2.38 | 2.34 | 8.03 |
| Portfolio turnover rate | | 194.40 | 327.93 | 553.68 | 488.33 | 206.09 |
| Net assets, end of period ($ x 1,000) | | 33,324 | 5,165 | 3,151 | 3,712 | 1,721 |

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*

| Class B | | **2003** | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| | | | | *Year Ended October 31,* | | |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 11.89 | 12.00 | 17.97 | 14.34 | 12.73 |
| Investment operations: | Investment income (loss) − net[1] | .00[2] | (.01) | (.07) | (.49) | (.05) |
| | Net realized and unrealized gain (loss) on investments | 6.67 | (.10) | (1.23) | 4.23 | 1.74 |
| Total from investment operations | | 6.67 | (.11) | (1.30) | 3.74 | 1.69 |
| Distributions: | Dividends from investment income − net | − | − | − | (.05) | (.08) |
| | Dividends from net realized gain on investments | − | − | (4.67) | (.06) | − |
| Total distributions | | − | − | (4.67) | (.11) | (.08) |
| Net asset value, end of period | | 18.56 | 11.89 | 12.00 | 17.97 | 14.34 |
| Total Return (%)[3] | | 56.10 | (1.00) | (10.73) | 25.95 | 13.36 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 3.00 | 3.00 | 3.00 | 3.00 | 3.00 |
| Ratio of net investment income (loss) to average net assets | | .01 | (.08) | (.49) | (2.17) | (.41) |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | .66 | 1.58 | 2.40 | 2.33 | 8.03 |
| Portfolio turnover rate | | 194.40 | 327.93 | 553.68 | 488.33 | 206.09 |
| Net assets, end of period ($ x 1,000) | | 6,420 | 1,565 | 947 | 961 | 268 |

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*

| Class C | | | Year Ended October 31, | | | |
|---|---|---|---|---|---|---|
| | | **2003** | 2002 | 2001 | 2000 | 1999 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 11.90 | 12.01 | 17.98 | 14.32 | 12.73 |
| Investment operations: | Investment (loss) − net[1] | (.01) | (.00)[2] | (.06) | (.54) | (.05) |
| | Net realized and unrealized gain (loss) on investments | 6.68 | (.11) | (1.24) | 4.29 | 1.74 |
| Total from investment operations | | 6.67 | (.11) | (1.30) | 3.75 | 1.69 |
| Distributions: | Dividends from investment income − net | (.00)[2] | − | − | (.03) | (.10) |
| | Dividends from net realized gain on investments | − | − | (4.67) | (.06) | − |
| Total distributions | | (.00)[2] | − | (4.67) | (.09) | (.10) |
| Net asset value, end of period | | 18.57 | 11.90 | 12.01 | 17.98 | 14.32 |
| Total Return (%)[3] | | 56.08 | (.92) | (10.83) | 26.10 | 13.38 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 2.97 | 3.00 | 3.00 | 3.00 | 3.00 |
| Ratio of net investment (loss) to average net assets | | (.08) | (.00)[4] | (.46) | (2.28) | (.38) |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | .45 | 1.55 | 2.41 | 2.33 | 8.03 |
| Portfolio turnover rate | | 194.40 | 327.93 | 553.68 | 488.33 | 206.09 |
| Net assets, end of period ($ x 1,000) | | 14,363 | 984 | 515 | 492 | 356 |

[1] Based on average shares outstanding at each month end.    [2] Amount represents less than $.01 per share.
[3] Exclusive of sales charge.    [4] Amount represents less than .01%.

| Class R | | | Year Ended October 31, | | | |
|---|---|---|---|---|---|---|
| | | **2003** | 2002 | 2001 | 2000 | 1999 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 12.36 | 12.41 | 18.27 | 14.49 | 12.79 |
| Investment operations: | Investment income (loss) − net[1] | .14 | .11 | .06 | (.28) | .08 |
| | Net realized and unrealized gain (loss) on investments | 6.97 | (.08) | (1.25) | 4.26 | 1.75 |
| Total from investment operations | | 7.11 | .03 | (1.19) | 3.98 | 1.83 |
| Distributions: | Dividends from investment income − net | (.09) | (.08) | − | (.14) | (.13) |
| | Dividends from net realized gain on investments | − | − | (4.67) | (.06) | − |
| Total distributions | | (.09) | (.08) | (4.67) | (.20) | (.13) |
| Net asset value, end of period | | 19.38 | 12.36 | 12.41 | 18.27 | 14.49 |
| Total Return (%) | | 57.93 | .10 | (9.78) | 27.40 | 14.54 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 1.92 | 2.00 | 2.00 | 2.00 | 2.00 |
| Ratio of net investment income (loss) to average net assets | | 1.04 | .78 | .46 | (1.24) | .59 |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | | .64 | 1.63 | 2.42 | 2.37 | 8.03 |
| Portfolio turnover rate | | 194.40 | 327.93 | 553.68 | 488.33 | 206.09 |
| Net assets, end of period ($ x 1,000) | | 1,570 | 310 | 290 | 329 | 234 |

[1] Based on average shares outstanding at each month end.

| Class T | Year Ended October 31, | | | |
|---|---|---|---|---|
| | **2003** | 2002 | 2001 | 2000[1] |
| **Per-Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.07 | 12.15 | 17.99 | 28.76 |
| Investment operations:   Investment income (loss) − net[2] | .21 | .10 | .01 | (.24) |
|   Net realized and unrealized gain (loss) on investments | 6.64 | (.13) | (1.18) | (10.53) |
| Total from investment operations | 6.85 | (.03) | (1.17) | (10.77) |
| Distributions:   Dividends from investment income − net | (.09) | (.05) | − | − |
|   Dividends from net realized gain on investments | − | − | (4.67) | − |
| Total distributions | (.09) | (.05) | (4.67) | − |
| Net asset value, end of period | 18.83 | 12.07 | 12.15 | 17.99 |
| Total Return (%)[3] | 57.16 | (.32) | (9.78) | (37.48)[4] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of expenses to average net assets | 2.36 | 2.50 | 2.50 | 1.67[4] |
| Ratio of net investment income (loss) to average net assets | 1.51 | .69 | .06 | (1.04)[4] |
| Decrease reflected in above expense ratios due to undertakings by Dreyfus | 1.10 | 3.30 | 5.78 | 1.46[4] |
| Portfolio turnover rate | 194.40 | 327.93 | 553.68 | 488.33 |
| Net assets, end of period ($ x 1,000) | 295 | 20 | 2 | 1 |

[1]  *From May 1, 2000 (commencement of initial offering) to October 31, 2000.*

[2]  *Based on average shares outstanding at each month end.*

[3]  *Exclusive of sales charge.*      [4]  *Not annualized.*

# Your Investment



## ACCOUNT POLICIES

**The Dreyfus Premier Funds** are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described herein. In addition, such third parties may receive payments from Dreyfus in connection with their offering of fund shares to their customers, or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the fund instead of other mutual funds where such payments are not received. Consult a representative of your plan or financial institution for further information.

**You will need to choose a share class** before making your initial investment. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. In making your choice, you should consider how much you plan to invest and how long you plan to hold your investment, then weigh the impact of all potential costs over the length of your investment, including sales charges and annual fees. For example, in some cases, it can be more economical to pay an initial sales charge than to choose a class with no initial sales charge but higher annual fees and a contingent deferred sales charge (CDSC). Your financial representative can help you choose the share class that is appropriate for you.

### Reduced Class A and Class T sales charge

**Letter of intent:** lets you purchase Class A and Class T shares over a 13-month period at the same sales charge as if all shares had been purchased at once.

**Right of accumulation:** when calculating your sales charge on Class A or Class T shares, you may take into account the value of any shares you own in this fund or in certain other Dreyfus Premier Funds or Dreyfus Founders Funds. For any such right of accumulation to be made available, at the time of purchase you must provide sufficient information to permit the confirmation of qualification.

*Consult the Statement of Additional Information (SAI) or your financial representative for more details.*

- **Class A** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and/or have a longer-term investment horizon. If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares.
- **Class B** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a longer-term investment horizon.
- **Class C** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a shorter-term investment horizon.
- **Class R** shares are designed for eligible institutions and their clients (individuals may not purchase these shares directly).
- **Class T** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and have a shorter-term investment horizon. However, if you invest $1 million or more in the fund, you should buy Class A shares, regardless of your investment horizon, because Class A has lower expenses than Class T.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

## Share class charges

**Each share class** has its own fee structure. In some cases, you may not have to pay a sales charge or may qualify for a reduced sales charge to buy or sell shares. Consult your financial representative or the SAI to see if this may apply to you.

### Sales charges

**Class A and Class T – charged when you buy shares**

| Your investment | Sales charge deducted as a % of offering price | | Sales charge as a % of your net investment | |
|---|---|---|---|---|
| | Class A | Class T | Class A | Class T |
| Up to $49,999 | 5.75% | 4.50% | 6.10% | 4.70% |
| $50,000 – $99,999 | 4.50% | 4.00% | 4.70% | 4.20% |
| $100,000 – $249,999 | 3.50% | 3.00% | 3.60% | 3.10% |
| $250,000 – $499,999 | 2.50% | 2.00% | 2.60% | 2.00% |
| $500,000 – $999,999 | 2.00% | 1.50% | 2.00% | 1.50% |
| $1 million or more* | 0.00% | 0.00% | 0.00% | 0.00% |

\* A 1.00% CDSC may be charged on any shares sold within one year of purchase (except shares bought through dividend reinvestment).

Class T shares also carry an annual Rule 12b-1 fee of 0.25% of the class's average daily net assets.

**Class B – charged when you sell shares**

| Years since purchase was made | CDSC as a % of your initial investment or your redemption (whichever is less) |
|---|---|
| Up to 2 years | 4.00% |
| 2 – 4 years | 3.00% |
| 4 – 5 years | 2.00% |
| 5 – 6 years | 1.00% |
| More than 6 years | Shares will automatically convert to Class A |

Class B shares also carry an annual Rule 12b-1 fee of 0.75% of the class's average daily net assets.

**Class C – charged when you sell shares**

A 1.00% CDSC is imposed on redemptions made within the first year of purchase. Class C shares also carry an annual Rule 12b-1 fee of 0.75% of the class's average daily net assets.

**Class R – no sales load or Rule 12b-1 fees**

## Buying shares

**The net asset value (NAV)** of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued based on market value or, where market quotations are not readily available, based on fair value as determined in good faith by the fund's board. Foreign securities held by the fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund shareholders may not be able to buy or sell fund shares.

**Orders to buy and sell shares** received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

### Minimum investments

| | Initial | Additional |
|---|---|---|
| **Regular accounts** | $1,000 | $100; $500 *for Dreyfus TeleTransfer investments* |
| **Traditional IRAs** | $750 | no minimum |
| **Spousal IRAs** | $750 | no minimum |
| **Roth IRAs** | $750 | no minimum |
| **Education Savings Accounts** | $500 | no minimum *after the first year* |

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

### Selling shares

**You may sell (redeem) shares at any time.** Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates repre–senting fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

**To keep your CDSC as low as possible,** each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by rein–vesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

**Before selling shares recently purchased** by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

### Concepts to understand

**Net asset value (NAV):** the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and to a CDSC.

## Limitations on selling shares by phone or online

| Proceeds sent by | Minimum phone/online | Maximum phone/online |
|---|---|---|
| **Check**\* | **no minimum** | **$250,000** *per day* |
| **Wire** | **$1,000** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |
| **Dreyfus TeleTransfer** | **$500** | **$500,000** *for joint accounts every 30 days/* **$20,000** *per day* |

\* *Not available online on accounts whose address has been changed within the last 30 days.*

## Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

**A signature guarantee** helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

## General policies

**Unless you decline teleservice privileges** on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

**The fund reserves the right to:**

- refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group who, in the fund's view, is likely to engage in excessive trading (usually defined as more than four purchases/redemptions or exchanges (so-called roundtrips) during any twelve-month period)

- refuse any purchase or exchange request in excess of 1% of the fund's total assets

- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions

- change its minimum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)

The fund also reserves the right to make a "redemption in kind" — payment in portfolio securities rather than cash — if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets).

## Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



## DISTRIBUTIONS AND TAXES

**The fund earns dividends, interest** and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

**Distributions paid by the fund** are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

**High portfolio turnover** and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

**If you buy shares of a fund** when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



## SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

### Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or 1–800–554–4611.

### For investing

| | |
|---|---|
| **Dreyfus Automatic Asset Builder®** | For making automatic investments from a designated bank account. |
| **Dreyfus Payroll Savings Plan** | For making automatic investments through a payroll deduction. |
| **Dreyfus Government Direct Deposit Privilege** | For making automatic investments from your federal employment, Social Security or other regular federal government check. |
| **Dreyfus Dividend Sweep** | For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs). |

### For exchanging shares

| | |
|---|---|
| **Dreyfus Auto-Exchange Privilege** | For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds. |

### For selling shares

| | |
|---|---|
| **Dreyfus Automatic Withdrawal Plan** | For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal. |

### Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

### Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contact your financial representative.

### Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

### Account statements

Every fund investor automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|



**In Writing**

| | | |
|---|---|---|
| Complete the application.<br><br>Mail your application and a check to:<br>Name of Fund<br>P.O. Box 55268, Boston, MA 02205-8502<br>Attn: Institutional Processing | Fill out an investment slip, and write your account number on your check.<br><br>Mail the slip and the check to:<br>Name of Fund<br>P.O. Box 55268, Boston, MA 02205-8502<br>Attn: Institutional Processing | Write a letter of instruction that includes:<br>• your name(s) and signature(s)<br>• your account number<br>• the fund name<br>• the share class<br>• the dollar amount you want to sell<br>• how and where to send the proceeds<br><br>Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").<br><br>Mail your request to:<br>The Dreyfus Family of Funds<br>P.O. Box 55268, Boston, MA 02205-8502<br>Attn: Institutional Processing |



**By Telephone**

| | | |
|---|---|---|
| **Wire**  Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:<br>• ABA# 021000018<br>• DDA# 8900337222<br>• the fund name<br>• the share class<br>• your account number<br>• name(s) of investor(s)<br>• dealer number if applicable<br><br>Return your application with the account number on the application. | **Wire**  Have your bank send your investment to The Bank of New York, with these instructions:<br>• ABA# 021000018<br>• DDA# 8900337222<br>• the fund name<br>• the share class<br>• your account number<br>• name(s) of investor(s)<br>• dealer number if applicable<br><br>**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.<br><br>**Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Call us to request your transaction. | **Wire**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.<br><br>**Dreyfus TeleTransfer**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.<br><br>**Check**  Call us or your financial representative to request your transaction. A check will be sent to the address of record. |

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

**Wire transfer:** for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

**Electronic check:** for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

### Online (www.dreyfus.com)

|  | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus Web site to request your transaction. | **Wire** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. |
|---|---|---|
|  |  | **Dreyfus TeleTransfer** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. |
|  |  | **Check** Visit the Dreyfus Web site to request your transaction. A check will be sent to the address of record. |

### Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. |
|---|---|---|
|  |  | Be sure to maintain an account balance of $5,000 or more. |

# INSTRUCTIONS FOR **IRAS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

### In Writing

**TO OPEN AN ACCOUNT**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

### By Telephone

**TO OPEN AN ACCOUNT**

————

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900337222
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.

**TO SELL SHARES**

————

### Automatically

**TO OPEN AN ACCOUNT**

————

**TO ADD TO AN ACCOUNT**

**All services**  Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

**TO SELL SHARES**

**Systematic Withdrawal Plan**  Call us to request instructions to establish the plan.

---

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

NOTES

# For More Information

**Dreyfus Premier Greater China Fund**
A series of Dreyfus Premier International Funds, Inc.
SEC file number: 811-6490

More information on this fund is available free upon request, including the following:

### Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that signifi-cantly affected the fund's performance during the last fiscal year.

### Statement of Additional Information (SAI)

Provides more details about the fund and its poli-cies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

## To obtain information:

**By telephone**
Call your financial representative or 1-800-554-4611

**By mail** Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**On the Internet** Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

# Dreyfus Premier
# International Growth Fund

Seeks capital growth by investing in
stocks of foreign companies

**PROSPECTUS** March 1, 2004



YOU, YOUR ADVISOR AND

**Dreyfus**
A MELLON FINANCIAL COMPANY℠

# Contents

## The Fund

## Your Investment

## For More Information

*See back cover.*

## Dreyfus Premier International Growth Fund

Ticker Symbols   **Class A: DRGLX**
**Class B: DGLBX**
**Class C: DIGCX**
**Class R: DIGRX**
**Class T: DPITX**

# The Fund



## GOAL/APPROACH

The fund seeks capital growth. To pursue its goal, the fund primarily invests in growth stocks of foreign companies. Normally, the fund invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, the portfolio manager identifies and forecasts: key trends in economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as the impact of new technologies and the globalization of industries and brands; relative values of equity securities, bonds and cash; company fundamentals and long-term trends in currency movements.

Within markets and sectors determined to be relatively attractive, the portfolio manager seeks what are believed to be attractively priced companies that possess a sustainable competitive advantage in their market or sector. The portfolio manager generally will sell securities when themes or strategies change or when the portfolio manager determines that a company's prospects have changed or that its stock is fully valued by the market.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy. The fund also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

### Concepts to understand

**Foreign companies:** companies (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) with a majority of their assets or business outside the U.S.

**Growth companies:** companies whose earnings are expected to grow faster than the overall market. Often, growth stocks have relatively high price-to-earnings, price-to-book and price-to-sales ratios, and tend to be more volatile than value stocks.

**Currency hedging:** the value of foreign currencies can fluctuate significantly relative to the U.S. dollar and potentially result in losses for investors. To help offset such declines, the fund, at its discretion, may employ certain techniques designed to reduce the fund's foreign currency exposure. Generally, this involves buying options, futures, or forward contracts relating to the foreign currency.



## MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Foreign investment risk.* The fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Each of these risks could increase the fund's volatility.

- *Emerging market risk.* The fund invests primarily in the stocks of companies located in developed countries. However, it may invest in the stocks of companies located in emerging markets. Emerging markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Growth stock risk.* Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Market sector risk.* The fund may overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Leveraging risk.* The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, will magnify the fund's gains or losses.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

- *Short sale risk.* The fund may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the fund.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

## Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in the securities of U.S. issuers, U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



## PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows changes in the fund's Class A performance from year to year. Sales loads are not reflected in the bar chart; if they were, the returns shown would have been lower. The table shows the fund's average annual total returns compared with those of the Morgan Stanley Capital International (MSCI) World Index (ex. U.S.), a broad measure of international stock market performance. These returns include the fund's applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.



**Year-by-year total returns** *as of 12/31 each year (%)*
**Class A shares**

| | |
|---|---|
| -5.49 | 94 |
| 12.38 | 95 |
| 11.87 | 96 |
| 11.16 | 97 |
| 0.94 | 98 |
| 50.86 | 99 |
| -20.55 | 00 |
| -32.37 | 01 |
| -24.67 | 02 |
| 38.04 | 03 |

**Best Quarter:**       Q4 '99        **+40.13%**
**Worst Quarter:**      Q3 '02        **-22.70%**

**Average annual total returns** *as of 12/31/03*

| Share class/ inception date | 1 Year | 5 Years | 10 Years | Since inception |
|---|---|---|---|---|
| **Class A** (1/31/92) *returns before taxes* | **30.04%** | **-4.50%** | **0.58%** | **–** |
| **Class A** *returns after taxes on distributions* | **29.40%** | **-6.69%** | **-1.87%** | **–** |
| **Class A** *returns after taxes on distributions and sale of fund shares* | **20.15%** | **-4.53%** | **-0.57%** | **–** |
| **Class B** (1/15/93) *returns before taxes* | **32.43%** | **-4.49%** | **0.72%***  | **–** |
| **Class C** (9/5/95) *returns before taxes* | **35.64%** | **-4.24%** | **–** | **0.23%** |
| **Class R** (9/5/95) *returns before taxes* | **37.07%** | **-3.16%** | **–** | **1.30%** |
| **Class T** (3/1/00) *returns before taxes* | **29.78%** | **–** | **–** | **-17.81%** |
| **MSCI World Index** *reflects no deduction for fees, expenses or taxes* | **39.42%** | **0.45%** | **4.73%** | **4.18%*** |

\*  *Assumes conversion of Class B shares to Class A.*
\*\* *For comparative purposes, the value of the index on 8/31/95 is used as the beginning value.*

### What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



## EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the tables below.

### Fee table

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| **Shareholder transaction fees** *(fees paid from your account)* | | | | | |
| Maximum front-end sales charge on purchases<br>*% of offering price* | 5.75 | none | none | none | 4.50 |
| Maximum contingent deferred sales charge (CDSC)<br>*as a % of purchase or sale price, whichever is less* | none* | 4.00 | 1.00 | none | none* |
| **Annual fund operating expenses** *(expenses paid from fund assets)*<br>*% of average daily net assets* | | | | | |
| Management fees | .75 | .75 | .75 | .75 | .75 |
| Rule 12b-1 fee | none | .75 | .75 | none | .25 |
| Shareholder services fee | .25 | .25 | .25 | none | .25 |
| Other expenses | 1.02 | 1.29 | 1.14 | 1.46 | 2.22 |
| **Total** | **2.02** | **3.04** | **2.89** | **2.21** | **3.47** |

*\* Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

### Expense example

|  | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class A** | $768 | $1,172 | $1,600 | $2,788 |
| **Class B** | | | | |
| *with redemption* | $707 | $1,239 | $1,796 | $2,898** |
| *without redemption* | $307 | $939 | $1,596 | $2,898** |
| **Class C** | | | | |
| *with redemption* | $392 | $895 | $1,523 | $3,214 |
| *without redemption* | $292 | $895 | $1,523 | $3,214 |
| **Class R** | $224 | $691 | $1,185 | $2,544 |
| **Class T** | $784 | $1,467 | $2,171 | $4,029 |

*\*\* Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

### Concepts to understand

**Management fee:** the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of its operation.

**Rule 12b-1 fee:** the fee paid to the fund's distributor for financing the sale and distribution of Class B, C and T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

**Shareholder services fee:** the fee paid to the fund's distributor for shareholder account service and maintenance.

**Other expenses:** fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees.



## MANAGEMENT

The investment adviser for the fund is The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $166 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.75% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation, a global financial services company with approximately $3.5 trillion of assets under management, administration or custody, including approximately $657 billion under management. Mellon provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon is headquartered in Pittsburgh, Pennsylvania.

Dreyfus has engaged its affiliate, Newton Capital Management Limited, to serve as the fund's sub-investment adviser. Newton, located at 71 Queen Victoria Street, London, EC4V 4DR, England, was formed in 1978 and is a wholly owned subsidiary of Newton Investment Management Limited, itself a wholly owned subsidiary of Mellon Bank, N.A. As of December 31, 2003, Newton Investment Management Limited and its subsidiaries, managed approximately $38 billion in assets.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Paul Butler has been the fund's primary portfolio manager since September 2001. Mr. Butler has been employed by Newton since 1987 and serves as a director of investment management (global equities).

The fund, Dreyfus, Newton and Dreyfus Service Corporation (the fund's distributor) have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. Each of the Dreyfus and Newton code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the respective code's preclearance and disclosure procedures. The primary purpose of the respective code is to ensure that personal trading by Dreyfus or Newton employees does not disadvantage any fund managed by Dreyfus or Newton, as the case may be.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, N.A., The Dreyfus Corporation, Founders Asset Management LLC, and the directors of all or substantially all of the Dreyfus Funds and the Dreyfus Founders Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, recission of the advisory contracts, an accounting and restitution of any lawful fees, as well as an award of attorneys' fees and litigation costs. These actions will be defended vigorously, and we believe they are totally without merit.



## FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | | | Year Ended October 31, | | | |
|---|---|---|---|---|---|---|
| **Class A** | | **2003** | 2002 | 2001 | 2000 | 1999 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 5.97 | 7.42 | 17.21 | 16.07 | 13.33 |
| Investment operations: | Investment income (loss) – net[1] | .03 | (.00)[2] | (.04) | (.03) | .00[2] |
| | Net realized and unrealized gain (loss) on investments | 1.41 | (1.45) | (4.91) | 1.79 | 2.76 |
| Total from investment operations | | 1.44 | (1.45) | (4.95) | 1.76 | 2.76 |
| Distributions: | Dividends from investment income – net | (.13) | – | – | – | (.02) |
| | Dividends from net realized gain on investments | – | – | (4.84) | (.62) | – |
| Total distributions | | (.13) | – | (4.84) | (.62) | (.02) |
| Net asset value, end of period | | 7.28 | 5.97 | 7.42 | 17.21 | 16.07 |
| Total Return (%)[3] | | 24.53 | (19.54) | (39.33) | 10.70 | 20.74 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 2.02 | 1.83 | 1.51 | 1.37 | 1.42 |
| Ratio of net investment income (loss) to average net assets | | .45 | (.05) | (.37) | (.15) | (.01) |
| Portfolio turnover rate | | 122.55 | 146.03 | 223.72 | 221.46 | 221.94 |
| Net assets, end of period ($ x 1,000) | | 29,246 | 26,334 | 36,546 | 74,590 | 58,908 |

[1]  *Based on average shares outstanding at each month end.*
[2]  *Amount represents less than $.01 per share.*         [3]  *Exclusive of sales charge.*

| | | | Year Ended October 31, | | | |
|---|---|---|---|---|---|---|
| **Class B** | | **2003** | 2002 | 2001 | 2000 | 1999 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 5.54 | 6.94 | 16.54 | 15.59 | 13.00 |
| Investment operations: | Investment (loss) – net[1] | (.03) | (.07) | (.13) | (.20) | (.06) |
| | Net realized and unrealized gain (loss) on investments | 1.30 | (1.33) | (4.63) | 1.77 | 2.65 |
| Total from investment operations | | 1.27 | (1.40) | (4.76) | 1.57 | 2.59 |
| Distributions: | Dividends from investment income – net | (.06) | – | – | – | – |
| | Dividends from net realized gain on investments | – | – | (4.84) | (.62) | – |
| Total distributions | | (.06) | – | (4.84) | (.62) | – |
| Net asset value, end of period | | 6.75 | 5.54 | 6.94 | 16.54 | 15.59 |
| Total return (%)[2] | | 23.07 | (20.17) | (39.90) | 9.72 | 19.83 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 3.04 | 2.80 | 2.42 | 2.18 | 2.18 |
| Ratio of net investment (loss) to average net assets | | (.60) | (1.11) | (1.30) | (1.13) | (.41) |
| Portfolio turnover rate | | 122.55 | 146.03 | 223.72 | 221.46 | 221.94 |
| Net assets, end of period ($ x 1,000) | | 1,936 | 1,965 | 3,520 | 10,047 | 24,853 |

[1]  *Based on average shares outstanding at each month end.*

[2]  *Exclusive of sales charge.*

| Class C | | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| | | | | *Year Ended October 31,* | | |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 5.30 | 6.67 | 16.02 | 15.16 | 12.66 |
| Investment operations: | Investment (loss) – net[1] | (.02) | (.05) | (.11) | (.17) | (.14) |
| | Net realized and unrealized gain (loss) on investments | 1.25 | (1.32) | (4.40) | 1.65 | 2.64 |
| Total from investment operations | | 1.23 | (1.37) | (4.51) | 1.48 | 2.50 |
| Distributions: | Dividends from investment income – net | (.06) | – | – | – | – |
| | Dividends from net realized gain on investments | – | – | (4.84) | (.62) | – |
| Total distributions | | (.06) | – | (4.84) | (.62) | – |
| Net asset value, end of period | | 6.47 | 5.30 | 6.67 | 16.02 | 15.16 |
| Total Return (%)[2] | | 23.45 | (20.54) | (39.56) | 9.45 | 19.75 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | | 2.89 | 2.71 | 2.33 | 2.14 | 2.22 |
| Ratio of net investment (loss) to average net assets | | (.41) | (.93) | (1.17) | (.89) | (.97) |
| Portfolio turnover rate | | 122.55 | 146.03 | 223.72 | 221.46 | 221.94 |
| Net assets, end of period ($ x 1,000) | | 663 | 563 | 754 | 2,987 | 966 |

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

| Class R | | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| | | | | *Year Ended October 31,* | | |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 6.08 | 7.45 | 17.22 | 16.05 | 13.32 |
| Investment operations: | Investment income (loss) – net[1] | .11 | .02 | (.01) | (.02) | .02 |
| | Net realized and unrealized gain (loss) on investments | 1.30 | (1.39) | (4.92) | 1.81 | 2.77 |
| Total from investment operations | | 1.41 | (1.37) | (4.93) | 1.79 | 2.79 |
| Distributions: | Dividends from investment income – net | (.09) | – | – | – | (.06) |
| | Dividends from net realized gain on investments | – | – | (4.84) | (.62) | – |
| Total distributions | | (.09) | – | (4.84) | (.62) | (.06) |
| Net asset value, end of period | | 7.40 | 6.08 | 7.45 | 17.22 | 16.05 |
| Total Return (%) | | 23.21 | (18.26) | (39.10) | 10.84 | 21.04 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of operating expenses to average net assets | | 2.21 | 1.47 | 1.19 | 1.20 | 1.24 |
| Ratio of net investment income (loss) to average net assets | | 1.24 | .29 | (.09) | (.13) | .15 |
| Portfolio turnover rate | | 122.55 | 146.03 | 223.72 | 221.46 | 221.94 |
| Net assets, end of period ($ x 1,000) | | 20 | 32 | 734 | 1,502 | 92 |

[1] *Based on average shares outstanding at each month end.*

| Class T | | 2003 | 2002 | 2001 | 2000[1] |
|---|---|---|---|---|---|
| **Per-Share Data ($):** | | | | | |
| Net asset value, beginning of period | | 5.84 | 7.33 | 17.13 | 22.65 |
| Investment operations: | Investment (loss) – net[2] | (.06) | (.09) | (.08) | (.06) |
| | Net realized and unrealized gain (loss) on investments | 1.39 | (1.40) | (4.88) | (5.46) |
| Total from investment operations | | 1.33 | (1.49) | (4.96) | (5.52) |
| Distributions: | Dividends from net realized gain on investments | – | – | (4.84) | – |
| Net asset value, end of period | | 7.17 | 5.84 | 7.33 | 17.13 |
| Total return (%)[3] | | 22.77 | (20.33) | (39.62) | (24.37)[4] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets | | 3.47 | 2.72 | 1.93 | 1.16[4] |
| Ratio of net investment (loss) to average net assets | | (1.05) | (1.14) | (.81) | (.36)[4] |
| Portfolio turnover rate | | 122.55 | 146.03 | 223.72 | 221.46 |
| Net assets, end of period ($ x 1,000) | | 1 | 1 | 7 | 16 |

*Year Ended October 31,*

[1] From March 1, 2000 (commencement of initial offering) to October 31, 2000.

[2] Based on average shares outstanding at each month end.

[3] Exclusive of sales charge.

[4] Not annualized.

# Your Investment



## ACCOUNT POLICIES

**The Dreyfus Premier Funds** are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described herein. In addition, such third parties may receive payments from Dreyfus in connection with their offering of fund shares to their customers, or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the fund instead of other mutual funds where such payments are not received. Consult a representative of your plan or financial institution for further information.

**You will need to choose a share class** before making your initial investment. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. In making your choice, you should consider how much you plan to invest and how long you plan to hold your investment, then weigh the impact of all potential costs over the length of your investment, including sales charges and annual fees. For example, in some cases, it can be more economical to pay an initial sales charge than to choose a class with no initial sales charge but higher annual fees and a contingent deferred sales charge (CDSC). Your financial representative can help you choose the share class that is appropriate for you.

- **Class A** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and/or have a longer-term investment horizon. If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares.
- **Class B** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a longer-term investment horizon.
- **Class C** shares may be appropriate for investors who wish to avoid paying a front-end sales charge, put 100% of their investment dollars to work immediately and/or have a shorter-term investment horizon.
- **Class R** shares are designed for eligible institutions and their clients (individuals may not purchase these shares directly).
- **Class T** shares may be appropriate for investors who prefer to pay the fund's sales charge up front rather than upon the sale of their shares, want to take advantage of the reduced sales charges available on larger investments and have a shorter-term investment horizon. However, if you invest $1 million or more in the fund, you should buy Class A shares, regardless of your investment horizon, because Class A has lower expenses than Class T.

## Share class charges

**Each share class** has its own fee structure. In some cases, you may not have to pay a sales charge or may qualify for a reduced sales charge to buy or sell shares. Consult your financial representative or the SAI to see if this may apply to you.

### Sales charges

**Class A and Class T – charged when you buy shares**

| Your investment | Sales charge deducted as a % of offering price | | Sales charge as a % of your net investment | |
|---|---|---|---|---|
| | Class A | Class T | Class A | Class T |
| Up to $49,999 | 5.75% | 4.50% | 6.10% | 4.70% |
| $50,000 – $99,999 | 4.50% | 4.00% | 4.70% | 4.20% |
| $100,000 – $249,999 | 3.50% | 3.00% | 3.60% | 3.10% |
| $250,000 – $499,999 | 2.50% | 2.00% | 2.60% | 2.00% |
| $500,000 – $999,999 | 2.00% | 1.50% | 2.00% | 1.50% |
| $1 million or more* | 0.00% | 0.00% | 0.00% | 0.00% |

\* A 1.00% CDSC may be charged on any shares sold within one year of purchase (except shares bought through dividend reinvestment).

Class T shares also carry an annual Rule 12b-1 fee of 0.25% of the class's average daily net assets.

**Class B – charged when you sell shares**

| Years since purchase was made | CDSC as a % of your initial investment or your redemption (whichever is less) |
|---|---|
| Up to 2 years | 4.00% |
| 2 – 4 years | 3.00% |
| 4 – 5 years | 2.00% |
| 5 – 6 years | 1.00% |
| More than 6 years | Shares will automatically convert to Class A |

Class B shares also carry an annual Rule 12b-1 fee of 0.75% of the class's average daily net assets.

**Class C – charged when you sell shares**

A 1.00% CDSC is imposed on redemptions made within the first year of purchase. Class C shares also carry an annual Rule 12b-1 fee of 0.75% of the class's average daily net assets.

**Class R – no sales load or Rule 12b-1 fees**

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

## Reduced Class A and Class T sales charge

**Letter of intent:** lets you purchase Class A and Class T shares over a 13-month period at the same sales charge as if all shares had been purchased at once.

**Right of accumulation:** when calculating your sales charge on Class A or Class T shares, you may take into account the value of any shares you own in this fund or in certain other Dreyfus Premier Funds or Dreyfus Founders Funds. For any such right of accumulation to be made available, at the time of purchase you must provide sufficient information to permit the confirmation of qualification.

*Consult the Statement of Additional Information (SAI) or your financial representative for more details.*

### Buying shares

**The net asset value (NAV)** of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued based on market value or, where market quotations are not readily available, based on fair value as determined in good faith by the fund's board. Foreign securities held by the fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund shareholders may not be able to buy or sell fund shares.

**Orders to buy and sell shares** received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

### Minimum investments

| | Initial | Additional |
|---|---|---|
| **Regular accounts** | $1,000 | **$100; $500** *for Dreyfus TeleTransfer investments* |
| **Traditional IRAs** | $750 | **no minimum** |
| **Spousal IRAs** | $750 | **no minimum** |
| **Roth IRAs** | $750 | **no minimum** |
| **Education Savings Accounts** | $500 | **no minimum** *after the first year* |

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

### Concepts to understand

**Net asset value (NAV):** the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

## Selling shares

**You may sell (redeem) shares at any time.** Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

**To keep your CDSC as low as possible,** each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. There are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for details.

**Before selling shares recently purchased** by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

### Limitations on selling shares by phone or online

| Proceeds sent by | Minimum phone/online | Maximum phone/online |
|---|---|---|
| **Check**\* | **no minimum** | **$250,000** *per day* |
| **Wire** | **$1,000** | **$500,000** *for joint accounts every 30 days /* **$20,000** *per day* |
| **Dreyfus TeleTransfer** | **$500** | **$500,000** *for joint accounts every 30 days /* **$20,000** *per day* |

\* *Not available online on accounts whose address has been changed within the last 30 days.*

### Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

**A signature guarantee** helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

### General policies

**Unless you decline teleservice privileges** on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

**The fund reserves the right to:**

- refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group who, in the fund's view, is likely to engage in excessive trading (usually defined as more than four purchases/redemptions or exchanges (so-called roundtrips) during any twelve-month period)

- refuse any purchase or exchange request in excess of 1% of the fund's total assets

- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions

- change its minimum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)

The fund also reserves the right to make a "redemption in kind" — payment in portfolio securities rather than cash — if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets).

### Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



## DISTRIBUTIONS AND TAXES

**The fund earns dividends, interest** and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

**Distributions paid by the fund** are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

**High portfolio turnover** and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

**If you buy shares of a fund** when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



## SERVICES FOR FUND INVESTORS

**The third party through whom you purchased** fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

### Automatic services

**Buying or selling shares automatically** is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

### For investing

| | |
|---|---|
| **Dreyfus Automatic Asset Builder®** | For making automatic investments from a designated bank account. |
| **Dreyfus Payroll Savings Plan** | For making automatic investments through a payroll deduction. |
| **Dreyfus Government Direct Deposit Privilege** | For making automatic investments from your federal employment, Social Security or other regular federal government check. |
| **Dreyfus Dividend Sweep** | For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs). |

### For exchanging shares

| | |
|---|---|
| **Dreyfus Auto-Exchange Privilege** | For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds. |

### For selling shares

| | |
|---|---|
| **Dreyfus Automatic Withdrawal Plan** | For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal. |

### Exchange privilege

**You can exchange shares worth $500 or more** (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

### Dreyfus TeleTransfer privilege

**To move money between your bank account** and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contact your financial representative.

### Reinvestment privilege

**Upon written request, you can reinvest** up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

### Account statements

**Every fund investor** automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

# INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

## In Writing

**TO OPEN AN ACCOUNT**

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies − Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

## By Telephone

**TO OPEN AN ACCOUNT**

**Wire**  Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900202955
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900202955
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.

**Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

**TO SELL SHARES**

**Wire**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

**Dreyfus TeleTransfer**  Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

**Check**  Call us or your financial representative to request your transaction. A check will be sent to the address of record.

---

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Family of Funds.**

## Concepts to understand

**Wire transfer:** for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

**Electronic check:** for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 Online (www.dreyfus.com)

|  | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus Web site to request your transaction. | **Wire** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. |
|---|---|---|

**Dreyfus TeleTransfer** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

**Check** Visit the Dreyfus Web site to request your transaction. A check will be sent to the address of record.

 Automatically

**With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment.

**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

## INSTRUCTIONS FOR **IRAS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 ─ In Writing ──────────────────────────────────────

**TO OPEN AN ACCOUNT**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name and signature
• your account number and fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 ─ By Telephone ──────────────────────────────────

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900202955
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.

 ─ Automatically ──────────────────────────────────

**TO ADD TO AN ACCOUNT**

**All services**  Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.

**TO SELL SHARES**

**Systematic Withdrawal Plan**  Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

# For More Information

**Dreyfus Premier International Growth Fund**
A series of Dreyfus Premier International Funds, Inc.
SEC file number: 811-6490

More information on this fund is available free upon request, including the following:

### Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's managers discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

### Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

To obtain information:

**By telephone**
Call your financial representative or 1-800-554-4611

**By mail**  Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**On the Internet**  Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.